1900 K Street, NW Washington, DC 20006 Phone: 202 261 3304 Fax: 202 261 3333 www.dechert.com

August 12, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Laudus Trust Post-Effective Amendment No. 87 to Registration Statement on Form N-1A (File Nos. 33-21677 and 811-05547)

Ladies and Gentlemen:

Our client, Laudus Trust (the “Trust”), has enclosed, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment (“PEA”) No. 87 to the Trust’s Registration Statement on Form N-1A, together with all Exhibits thereto. This filing is being made for the sole purpose of filing an interactive data file relating to the information provided in PEA No. 86 to the Trust’s Registration Statement in response to Items 2, 3, and 4 of Form N-1A (Accession No. 0001193125-14-282298). I hereby certify that this PEA does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

No fee is required in connection with this filing. Please contact me at 202-261-3304 with any questions or comments.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen